CASTELLUM

82-

RECEIVED
2006 APR -4 A 11:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street
Washington D.C. 20549
U.S.A.

06012202

SUPPL

Gothenburg, March 27, 2006

Special Counsel / Office of International Corporate Finance

PRESS RELEASES

Enclosed we send our latest Press Release:
Press Release 4/2006 March 3, Castellum invests SEKm 205 and sells for SEKm 112
Press Release 5/2006 March 23, Annual General Meeting in Castellum AB

Very truly yours,

CASTELLUM AB

Håkan Hellström
p.p. Maria Kileby

PROCESSED
APR 04 2006
THOMSON
FINANCIAL

dw 4/4

Postadress *Postal address*	*Besöksadress* *Visiting address*	*Telefon* *Telephone*	*Telefax* *Facsimile*	*E-post/Internet* *E-mail/Internet*	*Org nr* *Corp.id.no.*	*Styrelsens säte* *Registered office*
Castellum AB (publ) Box 2269 SE-403 14 Göteborg Sweden	Kaserntorget 5	+46 (0)31 60 74 00	+46 (0)31 13 17 55	info@castellum.se www.castellum.se	556475-5550	Göteborg Sweden

CASTELLUM

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 4/2006

Gothenburg, March 3, 2006

Castellum invests SEKm 205 and sells for SEKm 112

Castellum has decided on investments in an existing property of SEKm 43 and has through wholly owned subsidiaries acquired eight properties for SEKm 162 and sold six properties for SEKm 112.

Aspholmen Fastigheter AB has signed a 10 year contract with Upsala Nya Tidning, UNT, and will now start a reconstruction of H-Centrum in the central parts of Uppsala. About 3,000 sq.m. of office and retail premises will be refurbished for UNT's head office, editorial office and city shop. The investment amounts to SEKm 43 and time for moving in is planned to turn of the year 2006/2007.

Harry Sjögren AB has acquired three commercial properties, two in Gothenburg and one in Mölnlycke, with a total lettable area of approx. 10,600 sq.m. for SEKm 80. Approx. 2,500 sq.m. are office premises and the remaining area are warehouse and industrial premises. One of the properties holds an unutilized building permission of approx. 3,000 sq.m. At the time of taking possession on February 1, in principle all premises were let.

Fastighets AB Briggen has acquired a property in Lund with a total lettable area of 5,500 sq.m. for SEKm 42. Approx. 2,000 sq.m. are office premises and the remaining area are warehouse and industrial premises. The property is located in the Ideon area highly visible from the road E22. At the time of taking possession, which will be no later than December 31 or at an earlier date if agreed, most of the premises will be unlet.

Fastighets AB Brostaden has acquired an unlet industrial property with a lettable area of 1,300 sq.m for SEKm 7. The property is located in Veddesta industrial estate in Järfälla municipality where companies in several fields of business, for instance building trade, warehouse, logistics and commerce, are operating. The property was taken in possession in February.

Fastighets AB Corallen has acquired two commercial properties with a total lettable area of 3,800 sq.m. for SEKm 19. The properties hold a possible building permission of 5,000 sq.m. and is located in Ljungarums industrial estate in Jönköping with good connection to the E4 and close to the central parts. Time of taking possession will be in the beginning of March.

Eklandia Fastighets AB has acquired a commercial property in Gothenburg with a lettable area of approx. 2,000 sq.m. for SEKm 14. The property consists of tree buildings with office, retail and warehouse premises. The property holds an unutilized building permission of approx. 500 sq.m. At the time of taking possession on February 1, all premises were let.

Eklandia has sold one commercial property in Gothenburg with a lettable area of approx. 800 sq.m. for SEKm 7, which by SEKm 1 exceeded fair value. Further more, Eklandia has sold four residential properties in Gothenburg, with a total lettable area of approx. 6,000 sq.m. to new tenant owners' associations. The total sales price of SEKm 98 exceeded fair value by SEKm 23. Possession of the properties was given up on February 1.

Aspholmen Fastigheter AB has sold a smaller office property in Västerås of approx. 2,000 sq.m. for SEKm 7 which by SEKm 2 exceeded fair value.

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The Castellum share is listed on Stockholmsbörsen's O-list, Attract 40.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56

Issuer:	Castellum
File NO.:	82-4683

PRESS RELEASE 5/2006

Gothenburg, March 23rd, 2006

Annual General Meeting in Castellum AB

At the Annual General Meeting (AGM) in Castellum AB on March 23rd 2006, the Board of Directors' proposal of a dividend of SEK10.50 was confirmed. Tuesday March 28th, 2006 was decided as record day for dividend.

The AGM decided that the remuneration to the Board should amount to SEK 1,600,000, of which SEK 400,000 shall be allocated to the chairman and SEK 200,000 to each of the remaining board members. The amounts include compensation for committee work.

The AGM decided to re-elect Jan Kvarnström, Marianne Dicander Alexandersson, Ulla-Britt Fräjdin-Hellqvist, Mats Israelsson, Stig-Arne Larsson and Göran Lindén to the Board of Directors and elect Christer Jacobson as new member of the Board. Jan Kvarnström was elected Chairman of the Board.

The AGM decided to appoint an election committee to make proposals to the 2007 AGM regarding among other things, election of members of the Board of Directors and auditors. The election committee will be established by the Chairman contacting the three major shareholders at the end of the third quarter 2006 and invite them to appoint one member each to the election committee. The names of the members of the election committee will be published in Castellum's interim report for the third quarter 2006.

The AGM confirmed the Board of Directors' proposal regarding the principles of remuneration and other terms of employment for the management.

The AGM confirmed the Board of Directors' proposal regarding a share split 4:1, whereby one old share is replaced by four new shares and the Boards proposal to update and adapt the Company's Articles of Association to the new Companies Act. The planned record day for the split is April 27th, 2006.

The AGM decided to authorize the Board – in order to adjust the company's capital structure – if required until the next AGM, to be able to purchase own shares corresponding to a maximum of 10 percent of all shares in the company. In addition the AGM decided to authorize the Board, until the next AGM – in order to adjust the company's capital structure – to be able to transfer own shares held by the company.

Castellum is one of the major listed real estate companies in Sweden. The fair value of the real estate portfolio amounts to approx. SEK 20 billion, and comprises mainly commercial properties. The real estate portfolio is owned and managed by six wholly owned subsidiaries with strong local roots in five growth regions: Greater Gothenburg, the Öresund Region, Greater Stockholm, Mälardalen and Western Småland. The Castellum share is listed on Stockholmsbörsen's O-list, Attract 40.

For further information, please contact
Håkan Hellström, CEO, phone +46 31 60 74 00 / mobile +46 705-60 74 56